UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2019

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows

On October 9, 2019, EXFO Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2019. This report on Form 6-K sets forth the news release relating to EXFO’s announcement and certain information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and the fiscal year ended August 31, 2019. This press release and information relating to EXFO’s financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2019 are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 9, 2019

PRESS RELEASE
For immediate release

EXFO Reports Fourth Quarter and Fiscal 2019 Results

Fiscal 2019
◾	Sales increased 6.4% to US$286.9 million
◾	Bookings improved 11.2% to US$297.8 million
◾	IFRS net loss reduced by 79.8% to US$2.5 million
◾	Adjusted EBITDA surged 48.8% to US$25.6 million

Q4 2019
◾	Sales reached US$70.2 million, up 1.4% year-over-year
◾	Bookings attained US$70.9 million, up 12.3% year-over-year
◾	IFRS net loss totaled US$0.2 million
◾	Adjusted EBITDA amounted to US$6.2 million

QUEBEC CITY, CANADA, October 9, 2019 — EXFO Inc. (NASDAQ: EXFO) (TSX: EXF), the communications industry’s test, monitoring and analytics experts, announced today financial results for the fourth quarter and fiscal year ended August 31, 2019.

“I am pleased EXFO significantly improved its profitability in fiscal 2019 and surpassed its annual target with adjusted EBITDA of US$25.6 million, while achieving solid growth in sales, bookings and cash flows from operations,” said Philippe Morin, EXFO’s Chief Executive Officer. “We also fully integrated our transformative acquisition of Astellia to create disruptive solutions that will support our growth objectives.”

“Based on sound operational discipline, we completed our restructuring plan, bolstered efficiency and maintained our proven innovation capabilities. Overall, I am confident we have assembled the key building blocks to generate long-term growth supported by a highly differentiated offering for fiber, 5G mobility and network virtualization.”

Fiscal 2019 Highlights
◾
Sales growth. Total sales increased 6.4% to US$286.9 million in fiscal 2019. Service Assurance, Systems and Services (SASS) sales improved 16.2% largely due to a full-year contribution from the Astellia acquisition and multi-million-dollar contract win for EXFO’s network topology and automation solution. Test and Measurement (T&M) sales were up 3.7% year-over-year. Annual sales in Europe, Middle East and Africa (EMEA), Americas, and Asia-Pacific regions increased 9.5%, 6.3% and 1.6%, respectively, in 2019. EXFO’s largest customer accounted for 6.9% of sales in 2019, while the company’s top-three customers represented 18.1%.

◾
Bookings growth. Total bookings increased $11.2% year-over-year to US$297.8 million in 2019 for a book-to-bill ratio of 1.04. SASS bookings grew 21.0% due in part to four monitoring orders related to 5G deployments, while T&M bookings improved 8.4% year‑over-year.

◾
Profitability. IFRS net loss was reduced by 79.8% to US$2.5 million in fiscal 2019 from US$12.3 million in 2018. Adjusted EBITDA, which surpassed the company’s annual profitability target, surged 48.8% to US$25.6 million in 2019 from US$17.2 million in 2018. Cash flows from operations improved 20.0% to US$17.2 million in 2019 from US$14.4 million in 2018.

◾
Innovation. EXFO released several game-changing solutions in fiscal 2019 to accelerate its customers’ network transformations. The company introduced the industry’s first optical fiber multimeter, creating a new testing category that greatly simplifies, accelerates and automates the task of frontline technicians while maximizing quality of fiber links. EXFO expanded its 400G test leadership with a new module featuring an Open Transceiver System that enables compatibility between current and future high-speed transceivers with EXFO’s field and lab test platforms. EXFO released an automated fiber inspection tool for testing polarity, continuity and connector cleanliness on multifiber cables.

Business Outlook
EXFO forecasts sales between US$70 million and US$75 million for the first quarter of fiscal 2020.

IFRS net loss is expected to range between US$0.01 and US$0.05 per share in the first quarter of 2020. IFRS net loss includes US$0.04 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance, which is a forward-looking statement, was established by management based on existing backlog as of the date of this news release, seasonality, expected bookings for the quarter, as well as exchange rates as of the day of this news release.

For fiscal 2020, EXFO is targeting adjusted EBITDA of US$33 million based on the newly adopted International Financial Reporting Standard 16 for leases (IFRS 16). Note the positive impact of IFRS 16 on adjusted EBITDA for 2020 is projected to be approximately US$4 million.

This adjusted EBITDA target is a forward-looking statement. In addition, as it excludes items that pertain to future events that are not currently estimable with a reasonable degree of accuracy, such as foreign exchange gain or loss and income taxes, no corresponding IFRS measure has been provided.

Selected Financial Information
(In thousands of US dollars)

	Q4 2019	Q4 2018	FY 2019	FY 2018

T&M sales	$50,162	$47,489	$204,693	$197,423
SASS sales	20,202	21,649	82,788	71,248
Foreign exchange gains (losses) on forward exchange contracts	(189)	78	(591)	875
Total sales	$70,175	$69,216	$286,890	$269,546

T&M bookings	$50,378	$41,485	$210,055	$193,836
SASS bookings	20,723	21,575	88,341	72,982
Foreign exchange gains (losses) on forward exchange contracts	(189)	78	(591)	875
Total bookings	$70,911	$63,138	$297,805	$267,693
Book-to-bill ratio (bookings/sales)	1.01	0.91	1.04	0.99

Gross margin before depreciation and amortization*	$39,915	$41,790	$168,213	$164,542
	56.9%	60.4%	58.6%	61.0%

Other selected information:
IFRS net loss attributable to the parent interest[1]	$(227)	$(3,951)	$(2,480)	$(11,902)
Amortization of intangible assets	$1,870	$1,942	$9,012	$10,327
Stock-based compensation costs	$477	$468	$1,831	$1,748
Restructuring charges	$–	$4,559	$3,305	$4,559
Change in fair value of cash contingent consideration	$–	$46	$–	$(670)
Acquisition-related deferred revenue fair value adjustment	$–	$873	$1,435	$2,095
Gain on disposal of capital assets	$–	$–	$(1,732)	$–
Deferred income tax recovery	$–	$–	$(2,383)	$–
Foreign exchange (gain) loss	$894	$77	$949	$(1,309)
Income tax effect of the above items	$(281)	$(1,329)	$(1,396)	$(2,033)
Adjusted EBITDA*	$6,213	$6,098	$25,585	$17,198

1  Represents net loss excluding share of the net loss attributable to Astellia’s minority shareholders.

Quarterly and Annual Overview

Sales in the fourth quarter of fiscal 2019 reached US$70.2 million compared to US$69.2 million in the fourth quarter of 2018. Annual sales improved 6.4% to US$286.9 million in fiscal 2019 from US$269.5 million in 2018.

Bookings totaled US$70.9 million for a book-to-bill ratio of 1.01 in the fourth quarter of fiscal 2019 compared to US$63.1 million in the fourth quarter of 2018. Overall for fiscal 2019, bookings increased 11.2% to US$297.8 million for a book-to-bill ratio of 1.04 from US$267.7 million in 2018.

Gross margin before depreciation and amortization* attained 56.9% of sales in the fourth quarter of fiscal 2019 compared 60.4% in the fourth quarter of 2018. In fiscal 2019, gross margin before depreciation and amortization reached 58.6% of sales compared to 61.0% in 2018.

Selling and administrative expenses totaled US$23.0 million, or 32.8% of sales, in the fourth quarter of fiscal 2019 compared to US$24.7 million, or 35.7% of sales, in the fourth quarter of 2018. In fiscal 2019, selling and administrative expenses amounted to US$98.6 million, or 34.4% of sales, compared to US$98.8 million, or 36.7% of sales, in 2018.

Net R&D expenses amounted to US$11.1 million, or 15.9% of sales, in the fourth quarter of fiscal 2019 compared to US$16.7 million, or 24.1% of sales, in the fourth quarter of 2018. In fiscal 2019, net R&D expenses totaled US$50.6 million, or 17.6% of sales, compared to US$57.2 million, or 21.2% of sales, in 2018.

In the fourth quarter of fiscal 2019, IFRS net loss amounted to US$0.2 million, or US$0.00 per share, compared to US$4.0 million, or US$0.07 per share, in the fourth quarter of 2018. Net loss in the fourth quarter of 2019 included net expenses totaling US$3.0 million: US$1.6 million in after-tax amortization of intangible assets, US$0.5 million in stock-based compensation costs and a foreign exchange loss of US$0.9 million.

In fiscal 2019, IFRS net loss attributable to the parent interest totaled US$2.5 million, or US$0.04 per share, compared to US$11.9 million, or US$0.22 per share, in 2018. Net loss attributable to the parent interest in 2019 included net expenses totaling US$15.1 million: US$7.8 million in after-tax amortization of intangible assets, US$1.8 million in stock-based compensation costs, US$3.2 million in after-tax restructuring charges, US$1.4 million for the deferred revenue fair-value adjustment related to the Astellia acquisition, and a foreign exchange loss of US$0.9 million. Net loss attributable to the parent interest also included US$1.7 million for a gain on the disposal of capital assets and US$2.4 million for a deferred income tax recovery.

Adjusted EBITDA* amounted to US$6.2 million, or 8.9% of sales, in the fourth quarter of fiscal 2019 compared US$6.1 million, or 8.8% of sales, in the fourth quarter of 2018. In fiscal 2019, adjusted EBITDA totaled US$25.6 million, or 8.9% of sales, compared to US$17.2 million, or 6.4% of sales, in 2018.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review fourth quarter and year-end financial results for fiscal 2019. To listen to the conference call and participate in the question period via telephone, dial 1-323-794-2093. Please take note the following conference ID number will be required: 6921858. EXFO’s Executive Chairman Germain Lamonde, CEO Philippe Morin, and Pierre Plamondon, CPA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 8:00 p.m. on October 16, 2019. The replay number is 1-719-457-0820 and the conference ID number is 6921858. The audio Webcast and replay of the conference call will also be available on EXFO’s Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantee of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, including trade wars; our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization. Adjusted EBITDA represents net earnings (loss) attributable to the parent interest before interest and other expense, income taxes, depreciation and amortization, stock-based compensation costs, restructuring charges, acquisition-related deferred revenue fair value adjustment, change in fair value of cash contingent consideration, and foreign exchange gain or loss.

These non-IFRS measures eliminate the effect on IFRS results of non-cash statement of earnings elements, restructuring charges, as well as elements subject to significant volatility such as foreign exchange gain or loss. EXFO uses these measures for evaluating historical and prospective financial performance, as well as performance relative to competitors. These non-IFRS measures are also used by financial analysts that evaluate and compare the company’s performance against that of competitors and industry players in the sector.

Finally, these measures help EXFO plan and forecast future periods as well as make operational and strategic decisions. EXFO believes that providing this information to investors, in addition to the IFRS measures, allows them to see the company’s results through the eyes of management, and to better understand historical and future financial performance. More importantly, it enables the comparison of EXFO’s performance on a relatively similar basis against that of other public and private companies in the industry worldwide.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net loss attributable to the parent interest, in thousands of US dollars:
Adjusted EBITDA
	Q4 2019	Q4 2018	FY 2019	FY 2018

IFRS net loss attributable to the parent interest	$(227)	$(3,951)	$(2,480)	$(11,902)

Add (deduct):

Depreciation of property, plant and equipment	1,282	1,472	5,469	5,444
Amortization of intangible assets	1,870	1,942	9,012	10,327
Interest and other expenses	1,157	508	718	1,378
Income taxes	760	254	5,346	5,678
Stock-based compensation costs	477	468	1,831	1,748
Restructuring charges	–	4,409	3,305	4,409
Change in fair value of cash contingent consideration	–	46	–	(670)
Acquisition-related deferred revenue fair value adjustment	–	873	1,435	2,095
Foreign exchange (gain) loss	894	77	949	(1,309)
Adjusted EBITDA for the period	$6,213	$6,098	$25,585	$17,198

Adjusted EBITDA in percentage of sales	8.9%	8.8%	8.9%	6.4%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31,
	2019	2018
Assets

Current assets
Cash	$16,518	$12,758
Short-term investments	2,918	2,282
Accounts receivable
Trade	51,517	47,273
Other	3,396	4,137
Income taxes and tax credits recoverable	3,159	4,790
Inventories	38,017	38,589
Prepaid expenses	6,510	5,291
Other assets	3,083	2,279
	125,118	117,399

Tax credits recoverable	46,704	47,677
Property, plant and equipment	39,364	44,310
Intangible assets	21,654	29,866
Goodwill	38,648	39,892
Deferred income tax assets	4,821	4,714
Other assets	1,293	686
	$277,602	$284,544
Liabilities

Current liabilities
Bank loan	$5,000	$10,692
Accounts payable and accrued liabilities	50,790	47,898
Provisions	1,065	2,954
Income taxes payable	704	873
Deferred revenue	24,422	16,556
Other liabilities	1,606	3,197
Current portion of long-term debt	2,449	2,921
	86,036	85,091

Provisions	2,737	2,347
Deferred revenue	9,056	6,947
Long-term debt	3,293	5,907
Deferred income tax liabilities	3,598	5,910
Other liabilities	318	421
	105,038	106,623

Shareholders’ equity
Share capital	92,706	91,937
Contributed surplus	19,196	18,428
Retained earnings	112,173	114,906
Accumulated other comprehensive loss	(51,511)	(47,350)
	172,564	177,921

	$277,602	$284,544

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended August 31, 2019	Twelve months ended August 31, 2019	Three months ended August 31, 2018	Twelve months ended August 31, 2018

Sales	$70,175	$286,890	$69,216	$269,546

Cost of sales (1,2)	30,260	118,677	27,426	105,004
Selling and administrative (2)	23,036	98,646	24,728	98,794
Net research and development (2)	11,143	50,553	16,714	57,154
Depreciation of property, plant and equipment	1,282	5,469	1,472	5,444
Amortization of intangible assets	1,870	9,012	1,942	10,327
Change in fair value of cash contingent consideration	–	–	46	(670)
Interest and other expense	1,157	718	508	1,378
Foreign exchange (gain) loss	894	949	77	(1,309)
Share in net loss of an associate	–	–	–	2,080
Gain on deemed disposal of the investment in an associate	–	–	–	(2,080)
Earnings (loss) before income taxes	533	2,866	(3,697)	(6,576)

Income taxes	760	5,346	254	5,678

Net loss for the period	$(227)	$(2,480)	$(3,951)	$(12,254)

Net loss for the period attributable to non-controlling interest	$–	$–	$–	$(352)

Net loss for the period attributable to parent interest	$(227)	$(2,480)	$(3,951)	$(11,902)

Basic and diluted net loss attributable to parent interest per share	$(0.00)	$(0.04)	$(0.07)	$(0.22)

Basic and diluted weighted average number of shares outstanding (000’s)	55,379	55,325	55,112	54,998

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Restructuring charges included in:
Cost of sales	$–	$304	$517	$517
Selling and administrative	–	495	673	673
Net research and development	–	2,506	3,219	3,219
Interest and other expense	–	–	150	150
Income taxes	–	(63)	(1,150)	(1,150)
	$–	$3,242	$3,409	$3,409

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended August 31, 2019	Twelve months ended August 31, 2019	Three months ended August 31, 2018	Twelve months ended August 31, 2018

Net loss for the period	$(227)	$(2,480)	$(3,951)	$(12,254)
Other comprehensive income (loss), net of income taxes
Items that may be reclassified subsequently to net earnings
Foreign currency translation adjustment	1,983	(4,177)	(1,458)	(6,491)
Unrealized gains/losses on forward exchange contracts	442	(795)	(505)	(1,476)
Reclassification of realized gains/losses on forward exchange contracts in net earnings	534	744	(132)	(972)
Deferred income tax effect of gains/losses on forward exchange contracts	(289)	67	136	554
Other comprehensive income (loss)	2,670	(4,161)	(1,959)	(8,385)

Comprehensive income (loss) for the period	2,443	(6,641)	(5,910)	(20,639)

Comprehensive loss for the period attributable to non-controlling interest	‒	‒	‒	(352)

Comprehensive income (loss) for the period attributable to parent interest	$2,443	$(6,641)	$(5,910)	$(20,287)

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of US dollars)

	Year ended August 31, 2018
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Non-controlling interest	Total shareholders’ equity

Balance as at September 1, 2017	$90,411	$18,184	$127,160	$(38,965)	$–	$196,790
Reclassification of stock-based compensation costs	1,526	(1,526)	–	–	–	–
Stock-based compensation costs	–	1,770	–	–	–	1,770
Business combination	–	–	–	–	(3,662)	(3,662)
Acquisition of non-controlling interest on acquisition of subsidiary	–	–	(352)	–	4,014	3,662
Net loss for the year	–	–	(11,902)	–	(352)	(12,254)
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(6,491)	–	(6,491)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $554	–	–	–	(1,894)	–	(1,894)
Total comprehensive loss for the year						(20,639)
Balance as at August 31, 2018	$91,937	$18,428	$114,906	$(47,350)	$–	$177,921

	Year ended August 31, 2019
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders’ equity

Balance as at August 31, 2018	$91,937	$18,428	$114,906	$(47,350)	$177,921
Adoption of IFRS 9	–	–	(253)	–	(253)
Adjusted balance as at September 1, 2018	91,937	18,428	114,653	(47,350)	177,668
Reclassification of stock-based compensation costs	1,106	(1,106)	–	–	–
Redemption of share capital	(337)	25	–	–	(312)
Stock-based compensation costs	–	1,849	–	–	1,849
Net loss for the year	–	–	(2,480)	–	(2,480)
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(4,177)	(4,177)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $67	–	–	–	16	16
Total comprehensive loss for the year					(6,641)
Balance as at August 31, 2019	$92,706	$19,196	$112,173	$(51,511)	$172,564

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2019	Twelve months ended August 31, 2019	Three months ended August 31, 2018	Twelve months ended August 31, 2018

Cash flows from operating activities
Net loss for the period	$(227)	$(2,480)	$(3,951)	$(12,254)
Add (deduct) items not affecting cash
Stock-based compensation costs	477	1,831	468	1,748
Depreciation and amortization	3,152	14,481	3,414	15,771
Gain on disposal of capital assets	–	(1,732)	–	–
Write-off of capital assets	1,125	1,386	267	592
Change in fair value of cash contingent consideration	–	–	46	(670)
Deferred revenue	(1,142)	10,477	316	1,998
Deferred income taxes	192	(2,103)	(1,165)	1,368
Share in net loss of an associate	–	–	–	2,080
Gain on deemed disposal of the investment in an associate	–	–	–	(2,080)
Changes in foreign exchange gain/loss	264	(46)	58	(181)
	3,841	21,814	(547)	8,372
Changes in non-cash operating items
Accounts receivable	2,252	(4,786)	(418)	7,275
Income taxes and tax credits	(93)	1,536	2,873	86
Inventories	534	(134)	(1,008)	(1,020)
Prepaid expenses	(927)	(1,307)	(148)	57
Other assets	(456)	(1,459)	(542)	(1,311)
Accounts payable, accrued liabilities and provisions	1,171	3,184	1,028	1,033
Other liabilities	(79)	(1,606)	(223)	(122)
	6,243	17,242	1,015	14,370
Cash flows from investing activities
Additions to short-term investments	(1,301)	(1,879)	(1,068)	(1,550)
Proceeds from disposal and maturity of short-term investments	–	1,168	–	234
Purchases of capital assets	(1,180)	(7,498)	(2,772)	(10,452)
Proceeds from disposal of capital assets	–	3,318	–	–
Investment in an associate	–	–	–	(12,530)
Business combinations, net of cash acquired	–	–	(480)	(19,600)
	(2,481)	(4,891)	(4,320)	(43,898)
Cash flows from financing activities
Bank loan	(143)	(5,195)	(189)	11,061
Repayment of long-term debt	(652)	(2,817)	(661)	(1,688)
Redemption of share capital	(207)	(312)	–	–
Other liabilities	–	–	(1,449)	(1,449)
Acquisition of non-controlling interest	–	–	–	(3,657)
	(1,002)	(8,324)	(2,299)	4,267
Effect of foreign exchange rate changes on cash	135	(267)	(127)	(416)

Change in cash	2,895	3,760	(5,731)	(25,677)
Cash – Beginning of the period	13,623	12,758	18,489	38,435

Cash – End of the period	$16,518	$16,518	$12,758	$12,758